NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	August 18, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

AAR APPROVES FIELD TRIALS FOR NEW BOTTOM OUTLET VALVE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company is pleased to report that the Association of American Railroads (AAR) has approved Kelso’s new bottom outlet valve (BOV) design for commercial field trial testing.

Bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patent pending BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Kelso is dedicated to the development of “best available safety technologies” (BAST) that deliver long term reliable high performance. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications to be implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle.

There has been no shortage of commercial interest in our BOV design. Numerous railway stakeholders have agreed to provide the required field trial testing. Testing will commence shortly and may take up to two years to complete. Once final approvals are received from the AAR the BOV represents new revenue streams that will contribute to the growth of the Company.

James R. Bond, CEO of the Company comments that, “The railroads; oil companies; tank car owners and manufacturers; provincial, state and municipal governments; along with federal and industry regulators are currently implementing plans to comply with the new DOT-117 specifications commencing on October 1, 2015. The focus of the new DOT-117 rules is that the use of BAST equipment and safe railroad operating procedures is a paramount priority, not optional and cannot be ignored. Kelso is recognized as an emerging growth company in railway equipment that has the ability to create and develop new innovative BAST products. Kelso reliably provides the market today with high quality pressure relief valves and a unique Kelso Klincher® manway both of which meet the new DOT-117 specifications. We are also innovating new patented products like the BOV and recently announced vacuum relief valve (VRV) that will further improve the safety of rail tank cars. These product development activities plus new patent activity should provide the opportunities for Kelso to continue the growth of its market share. Once the AAR approves our BOV and VRV for commercial use then Kelso can offer a full suite of commercial BAST equipment to the railway industry. These products will improve the operational safety of a tank car during transport of hazardous commodities while increasing the survivability of a tank car in a derailment involving fire.

In recent months, the global securities markets of Canada and the United States have experienced a high level of price and volume volatility. In line with the emotions of a deteriorating world economy and oil industry the market price of the common shares of Kelso has experienced wide fluctuations in price which have not been related to the operating performance, underlying asset values or business prospects of the Company. Kelso’s valuation must be determined by an open market system between shareholders and the investment community on organized daily markets as prescribed by securities law and the policies of the Toronto Stock Exchange and the NYSE Markets Exchange. Pursuant to these regulations the Company does not make a market for its common shares nor give advice on the investment worthiness of its common shares. We can give no assurance that continual price fluctuations in price will not occur. It may be anticipated that market prices for the common shares of Kelso may be subject to market trends generally, notwithstanding any potential financial success of the Company in the future. Despite diminishments in our corporate value as determined by shareholders in recent months we remain committed to our strategic direction and our positive outlook for Kelso over the next five years.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors, James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the assumption that field trials of the new BOV will be successful and may take up to two years to complete; that once final product approvals are received from the AAR the BOV represents additional revenue streams that will contribute to the continued success and business growth of the Company; that we have new patented products that will further improve the safety of rail tank cars and increase their survivability in a derailment involving fire; and that these product development activities plus new patent activity should provide the opportunities for Kelso to continue the growth of its market share. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com